1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 6, 2016	By /s/ Zhang Baocai

	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS

PASSED AT THE 2015 ANNUAL GENERAL MEETINGAND

CHANGE OF DIRECTOR AND SUPERVISOR

The AGM was held on 3 June 2016. Save for resolution No.8.01 in respect of the acquisition of 65% equity interest in Yankuang Group Finance Co., Ltd. and resolution No.8.02 in respect of the determination of the provisions under the New Finance Services Agreement and the annual caps thereunder, all other resolutions set out in the Notice of AGM and the Supplemental Notice of AGM were duly passed.

The Company will distribute a final dividend of RMB0.01 per Share (tax inclusive) for the year ended 2015 to all Shareholders.

The annual general meeting of Yanzhou Coal Mining Company Limited (the “Company”) for the year 2015 (the “AGM”) was convened at the headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”) at 9:00 a.m. on Friday, 3 June 2016. Save for resolution No.8.01 in respect of the acquisition of 65% equity interest in Yankuang Group Finance Co., Ltd. and resolution No.8.02 in respect of the determination of the provisions under the New Finance Services Agreement and the annual caps thereunder, all other resolutions set out in the notice of AGM dated 19 April 2016 (“Notice of AGM”) and the supplemental notice of AGM dated 20 May 2016 (“Supplemental Notice of AGM”) were duly passed at the AGM. The convening of the AGM was in compliance with relevant laws, regulations and rules, such as the Company Law of the PRC, and the requirements under the articles of association of the Company (the “Articles of Association”). The procedures and results of voting at the AGM were valid and effective.

I.	CONVENING AND ATTENDANCE OF THE AGM

1.	Time of the convening of the AGM: 3 June 2016

2.	Venue of the convening of the AGM: Headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC

3.	Shareholders of the Company (“Shareholders”) holding ordinary shares of the Company (“Shares”) who attended the AGM and number of Shares:

1. Number of Shareholders/proxies attending the AGM	7
Including: number of Shareholders/proxies of A Shares	5
number of Shareholders/proxies of H shares	2
2. Number of Shares carrying voting rights represented	3,030,452,976
Including: number of Shares carrying voting rights held by holders of A Shares	2,600,187,200
number of Shares carrying voting rights held by holders of H Shares	430,265,776
3. Percentage of Shares carrying voting rights held by the holders attending the AGM among the total Shares carrying voting rights (%)	61.695
Including: percentage of A Shares carrying voting rights held by holders of A Shares among the total number of Shares carrying voting rights of the Company (%)	52.935
percentage of H Shares carrying voting rights held by holders of H Shares among the total number of Shares carrying voting rights of the Company (%)	8.760

4.	Compliance of the voting method with the Company Law of the PRC and the requirements under the Articles of Association, chairman of the meeting, etc.

The AGM was convened by the board (the “Board”) of directors of the Company (the “Directors”). The AGM was chaired by Mr. Li Xiyong, the chairman of the Board. The voting method of the AGM was onsite voting combined with internet voting. The convening of the AGM was in compliance with the Company Law of the PRC and the requirements under the Articles of Association.

5.	Attendance of the Directors, the supervisors of the Company (“Supervisors”)and the secretary of the Board

1)	The Company has 10 Directors. 8Directors attended the AGM. Mr. Zhang Baocai, a Director, and Mr. XueYouzhi, an independent Director, did not attend the AGM due to work commitment.

2)	The Company has 4Supervisors. 4Supervisors attended the AGM.

3)	Some senior management of the Company attended the AGM. The secretary of the Board did not attend the AGM due to work commitment.

II.	RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of AGM and Supplemental Notice of AGMwere considered and voted on by way of poll at the AGM. The 2015 working report of the independent Directors were also debriefed in the AGM and such report did not require voting.

Resolutions No.1 to No.10 and No.17 to No.19 were ordinary resolutions. Save for resolution No.8.01 in respect of the acquisition of 65% equity interest in Yankuang Group Finance Co., Ltd. and resolution No.8.02 in respect of the determination of the provisions under the New Finance Services Agreement and the annual caps thereunder, all other ordinary resolutions have been approved by more than 50% of the Shares carrying voting rights held by the Shareholders and proxies who attended the AGM. Resolutions No.11 to No.16 were special resolutions and approved by more than two-third of the Shares carrying voting rights held by the Shareholders and proxies who attended the AGM.

Resolutions No.8 and No.9 were in relation to connected transactions. Yankuang Group Corporation Limited (“Yankuang Group”), which directly and indirectly held 2,780,000,000 Shares as at the date of the AGM, has a material interest in these resolutions and has abstained from voting on such resolutions. Save as disclosed above, no other Shareholders was required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to abstain from voting at the AGM.

Since resolution No. 8.01 in respect of the acquisition of 65% equity interest in Yankuang Group Finance Co., Ltd. and resolution No. 8.02 in respect of the determination of the provisions under the New Finance Services Agreement and the annual caps thereunder were not approved in the AGM, the finance services arrangements between the Company and Yankuang Group Finance Co., Ltd. will be executed according to the Finance Services Agreement dated 27 March 2015 and the Supplemental Agreement to the Finance Services Agreement dated 29 March 2016. Please refer to the announcement of the Company dated 29 March 2016 and the circular of the Company dated 25 April 2016 for details, which were published on the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Company.

There was no Shares entitling the Shareholder to attend and abstain from voting in favor of any resolutions pursuant to Rule 13.40 of the Listing Rules at the AGM.

Details of the resolutions were set out in the Notice of AGM, Supplemental Notice of AGM and the circular of the Company dated 25 April 2016, which were published on the websites of the Hong Kong Stock Exchange and the Company.

1.	Resolutions with non-cumulative voting

1)	Resolution: The working report of the Board for the year ended 31 December 2015

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,112,380	13.698	11,391,586	0.376	3,761,810	0.124
Total	3,015,299,580	99.500	11,391,586	0.376	3,761,810	0.124

2)	Resolution: The working report of the supervisory committee of the Company (the “Supervisory Committee”) for the year ended 31 December 2015

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,112,340	13.698	11,406,626	0.376	3,746,810	0.124
Total	3,015,299,540	99.500	11,406,626	0.376	3,746,810	0.124

3)	Resolution: The audited financial statements of the Company and its subsidiaries for the year ended 31 December 2015

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,134,363	13.699	11,391,603	0.376	3,739,810	0.123
Total	3,015,321,563	99.501	11,391,603	0.376	3,739,810	0.123

4)	Resolution: The profit distribution plan of the Company for the year ended 31 December 2015

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,161,982	13.700	11,368,364	0.375	3,735,430	0.123
Total	3,015,349,182	99.502	11,368,364	0.375	3,735,430	0.123

5)	Resolution: The remuneration of the Directors and Supervisors for the year ending 31 December 2016

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	411,976,649	13.595	15,448,457	0.510	2,840,670	0.094
Total	3,012,163,849	99.396	15,448,457	0.510	2,840,670	0.094

6)	Resolution: The “proposal in relation to the renewal of liability insurance of Directors, Supervisors and senior officers of the Company”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,036,020	13.696	11,627,966	0.384	3,601,790	0.119
Total	3,015,223,220	99.497	11,627,966	0.384	3,601,790	0.119

7)	Resolution: The “proposal in relation to the re-appointment and remuneration of external auditing firm for the year of 2016”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,126,018	13.698	11,603,328	0.383	3,536,430	0.117
Total	3,015,313,218	99.500	11,603,328	0.383	3,536,430	0.117

8)	Resolution: The “proposal in relation to the acquisition of the equity interest in Yankuang Group Finance Co., Ltd. and execution of the New Finance Services Agreement”

Results: Not passed

8.01	Acquisition of 65% equity interest in Yankuang Group Finance Co., Ltd.

Results: Not passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	181,000	0.042	6,200	0.001	0	0.000
H Share	75,704,251	17.587	354,308,595	82.311	252,930	0.059
Total	75,885,251	17.629	354,314,795	82.312	252,930	0.059

8.02	Determination of the provisions under the New Finance Services Agreement and the annual caps thereunder

Results: Not passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	181,000	0.042	6,200	0.001	0	0.000
H Share	75,695,463	17.585	354,317,883	82.313	252,430	0.059
Total	75,876,463	17.627	354,324,083	82.314	252,430	0.059

9)	Resolution: The “proposal in relation to the acquisition of the Wanfu Mining Right”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	187,200	0.043	0	0.000	0	0.000
H Share	349,897,750	81.286	80,118,846	18.613	249,180	0.058
Total	350,084,950	81.329	80,118,846	18.613	249,180	0.058

10)	Resolution: The “proposal to increase capital injection in Zhongyin Financial”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,036,200	13.696	12,364,116	0.408	2,865,460	0.095
Total	3,015,223,400	99.497	12,364,116	0.408	2,865,460	0.095

11)	Resolution: The “proposal regarding the reduction in the registered capital of the Company and the amendments to the Articles of Association”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,008,553	13.695	12,178,763	0.402	3,078,460	0.102
Total	3,015,195,753	99.497	12,178,763	0.402	3,078,460	0.102

12)	Resolution: The “proposal to authorise the Company to carry out domestic and overseas financing activities”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	415,072,420	13.697	12,334,676	0.407	2,858,680	0.094
Total	3,015,259,620	99.499	12,334,676	0.407	2,858,680	0.094

13)	Resolution: The “proposal in relation to the plan for issuance of the renewable corporate bonds and relevant authorization”

Results: Passed

13.01	Resolution: The “size and method of the issuance”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.02	Resolution: The “par value and issue price”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.03	Resolution: The “coupon rate and its determination mechanism”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.04	Resolution: The “maturity period, method of principal repayment and interest payment, and other specific arrangements”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.05	Resolution: The “use of proceeds”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.06	Resolution: The “investors and the placing arrangement for Shareholders”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.07	Resolution: The “guarantee”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.08	Resolution: The “right of late payment for interests and restrictions”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.09	Resolution: The “underwriting”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,448,290	0.972	17,707,776	0.584
Total	2,983,131,110	98.438	29,614,090	0.977	17,707,776	0.584

13.10	Resolution: The “listing arrangement”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.11 Resolution: The “authorization”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

13.12	Resolution: The “validity of the resolution and the authorization”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,021,400	85.796	165,800	0.005	0	0.000
H Share	383,109,710	12.642	29,733,140	0.981	17,422,926	0.575
Total	2,983,131,110	98.438	29,898,940	0.987	17,422,926	0.575

14)	Resolution: The “proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,015,200	85.796	172,000	0.006	0	0.000
H Share	51,017,225	1.683	379,004,151	12.507	244,400	0.008
Total	2,651,032,425	87.480	379,176,151	12.512	244,400	0.008

15)	Resolution: The “proposal regarding the general mandate authorizing the Board to issue H Shares”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,169,600	85.801	17,600	0.001	0	0.000
H Share	57,728,577	1.905	369,662,809	12.198	2,874,390	0.095
Total	2,657,898,177	87.706	369,680,409	12.199	2,874,390	0.095

16)	Resolution: The “proposal regarding the general mandate authorizing the Board to repurchase H Shares”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,187,200	85.802	0	0.000	0	0.000
H Share	422,083,080	13.928	5,310,356	0.175	2,872,340	0.095
Total	3,022,270,280	99.730	5,310,356	0.175	2,872,340	0.095

2.	Resolutions with cumulative voting

17)	Resolution: The “proposal regarding appointments of dependent Directors”

No.	Resolution	No. of votes (Shares)	Percentage of votes carrying voting rights (%)	Passed or not
17.01	Li Wei	2,944,239,547	97.155	Yes
17.02	Zhao Qingchun	3,013,252,063	99.432	Yes
17.03	Guo Dechun	3,013,253,260	99.432	Yes

18)	Resolution: The “proposal regarding appointment of independent Director”

No.	Resolution	No. of votes (Shares)	Percentage of votes carrying voting rights (%)	Passed or not
18.01	Qi Anbang	3,015,265,760	99.499	Yes

19)	Resolution: The “proposal regarding appointments of non-employee-representative Supervisors”

No.	Resolution	No. of votes (Shares)	Percentage of votes carrying voting rights (%)	Passed or not
19.01	Meng Qingjian	2,994,087,427	98.800	Yes
19.02	XueZhongyong	2,994,096,909	98.800	Yes

3.	Classified voting results in relation to profit distribution in the PRC

According to the relevant regulatory requirements in the PRC, classified voting was required for the approval of the resolution in relation to the profit distribution plan of the Company for the year ended 31 December 2015. The classified voting results of the holders of A Shares are as follows:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
Shareholders holding more than 5% ordinary Shares	3,015,161,982	99.502	11,368,364	0.375	3,735,430	0.123
Shareholders holding more than 1% and less than 5% ordinary Shares	0	0.00	0	0.00	0	0.00
Shareholders holding less than 1% ordinary Shares	187,200	100.00	0	0.00	0	0.00
Among which: Shareholders holding ordinary Shares with market value being less than RMB500,000	187,200	100.00	0	0.00	0	0.00
Shareholders holding ordinary Shares with market value more than RMB500,000	0	0.00	0	0.00	0	0.00

4.	Voting results by holders of A Shares holding less than 5% on material matters

According to the relevant regulatory requirements in the PRC, individual disclosure of voting results of the holders of A Shares holding less than 5% of the Shares is required for the approval of the proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia:

No.	Resolution	For		Against		Abstain
		Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
14	The proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia	15,200	8.11	172,000	91.89	0	0.00

III.	III. PRESENCE OF LAWYER

1.	Law firm which witnessed the AGM: Beijing office of King & Wood Mallesons

Lawyers: Lizi Tang, Jie Han

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons as the scrutineer inspecting the vote-taking at the AGM.

2.	Legal opinion of the witnessing lawyers

The convening of the AGM held by the Company was in compliance with the relevant laws, regulations and rules of the PRC, such as the Company Law of PRC, the Securities Law, the Rules for Shareholders Meetings and the requirements under the Articles of Association. The eligibilities of the attendees and the convener of the AGM were valid and effective. The procedures and results of voting at the AGM were valid and effective.

IV.	DISTRIBUTION OF FINAL DIVIDEND

1.	Target for Distribution

Pursuant to resolution No. 4 of the AGM and as approved at the AGM, the Board will distribute a final dividend for the year 2015 to:

1)	holders of the Company’s A Shares; and

2)	holders of the Company’s overseas-listed foreign invested Shares (in the form of H Shares) whose names appear on the H Share register of members of the Company at the close of business on Wednesday, 29 June 2016.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s register of members of H Shares will be closed from Friday, 24 June 2016 to Wednesday, 29 June 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H Share registrar of the Company, Hong Kong Registrars Limited, at Room 1712-1716, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on Friday, 23 June2016.

The Company will determine the country of residence of the individual H Shareholders based on the registered addresses as recorded in the Company’s register of members of H Shares at the close of business on Friday, 29 June 2016 and will accordingly withhold and pay the individual income tax. If the actual residence of any individual H Shareholder differs from the registered address, such individual H Shareholder shall attend in person with relevant supporting documents to the H Share registrar of the Company, Hong Kong Registrars Limited, at Room 1712-1716, Hopewell Centre, 183 Queen’s Road East, Hong Kong before the close of business on Friday, 24 June 2016 to prove his/her residence status. If the individual H Shareholders fail to provide the relevant supporting documents to the H Share registrar within the time period stated above, the Company will determine the country of residence of the individual H Shareholders based on the recorded registered addresses on the Company’s register of members of H Shares at the close of business on Wednesday, 29 June 2016.

2.	Details of distribution of dividend:

1)	A final dividend of RMB0.01 per Share (tax inclusive) shall be distributed to the Shareholders entitled to such dividend.

2)	Pursuant to the Articles of Association, dividend payable to the Shareholders shall be declared in Renminbi. Dividend payable to holders of the Company’s A Shares shall be paid in Renminbi while dividend payable to holders of the Company’s H Shares shall be paid in Hong Kong dollars (except to the individual or enterprise investors in the PRC investing in the H Shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect). The following formula shall apply to the dividend payable in Hong Kong dollars:

Hong Kong dollar for dividend	Dividend per share in RMB
per share =	Average closing exchange rates of RMB to Hong
(Renminbi to Hong Kong dollar)	Kong dollar as announced by the Bank of China for the
five working days prior to the announcement of
payment of final dividend

3)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividend declared in respect of the Company’s H Shares (except to investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares listed on the Hong Kong Stock Exchange (the “Southbound Trading”)), which will be held on trust pending payment to the holders of such Shares. Such final dividend will be paid by the Receiving Agent on or before 3 August 2016 and will be dispatched by Hong Kong Registrars Limited to the holders of H Shares who are entitled to receive the same by ordinary post at the risk of the holders of H Shares.

4)	Details regarding the distribution of dividend for holders of the Company’s A Shares will be announced separately in the PRC.

3.	Matters in relation to withholding and payment of income tax

1)	For investors of H Shares (except for investors of Southbound Trading)

i)	Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2015 final dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

ii)	Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

The Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the individual H Shareholders:

•	For individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H Shareholders in the distribution of final dividend.

•	For individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the individual H Shareholders in the distribution of final dividend. If the applicable tax rate of the country (region) of domicile of individual holders as appeared on the Company’s register of members of H Shares is less than 10% under tax treaty, such individual holders must submit to the H Share Registrar at or before 4:30 p.m. on Thursday, 23 June 2016 a written authorization and relevant application documents. The Company will forward such application documents to the applicable tax authorities for approval. After receiving such approval, the Company will, for and on behalf of such individual holders, effect the preferential treatments in accordance with the relevant tax treaty and pursuant to the relevant regulations promulgated by the PRC tax authorities.

•	For individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H Shareholders in the distribution of final dividend.

2)	For investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” (港股通H 股股票現金紅利派發協議) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81) jointly issued by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, for dividends to be paid to the individual investors in the PRC from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the Company shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends to be paid to securities investment funds in the PRC from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The Company will not withhold and pay the income tax of dividends for enterprise investors in the PRC and those domestic enterprise investors shall report and pay the relevant tax themselves.

3)	For investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares.

The Company assumes no liability whatsoever in respect of any claims arising from any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the withholding and payment of tax.

Shareholders’ attention should be drawn to the contents of this announcement. The Company recommends individual H Shareholders, who have any questions on the above, to consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H Shares.

V.	DOCUMENTS FOR INSPECTION

1.	Resolutions of the AGM, signed and confirmed (and stamped with the chop of the Board) by the Directors and meeting recorder(s) attending the meeting; and

2.	Legal opinions in respect of the AGM issued by the witnessing lawyers, signed by the director lawyer of such law firm and stamped with company chop.

VI.	CHANGE OF DIRECTOR AND SUPERVISOR

1.	Resignations of Employee Director and Employee Supervisor

The board received a written resignation report from Mr. Jiang Qingquan (“Mr. Jiang”), an employee Director, on 3 June 2016. Due to his other work commitments, Mr. Jiang applied to resign from the position of an employee Director and his resignation has become effective on 3 June 2016.

The Supervisory Committee received a written resignation report from Mr. Guo Jun (“Mr. Guo”), an employee Supervisor, on 3 June 2016. Due to his other work commitments, Mr. Guo applied to resign from the position of an employee Supervisor and his resignation has become effective on 3 June 2016.

Each of Mr. Jiang and Mr. Guo confirms that he has no disagreement with the Board and/or the Supervisory Committee and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders or the Hong Kong Stock Exchange.

The Board or the Supervisory Committee (as the case may be) would like to take this opportunity to express its sincere gratitude to Mr. Jiang and Mr Guo for their valuable contributions to the Company during their respective term of service.

2.	Appointments of Employee Director and Employee Supervisor

The Board is pleased to announce that the employees of the Company have nominated and elected Mr. Guo as an employee Director of the sixth session of the Board through democratic election with effect from 3 June 2016.

The biographical details of Mr. Guo are as follows:

Mr. Guo, born in January 1963, is a professor-level senior administrative officer, a senior economist, a doctor of business administration, the employee Director, the deputy secretary of the Communist Party and the chairman of the trade union of the Company. Mr. Guo joined the predecessor of the Company in 1980 and served as the director of the economic division of the general manager’s office in 1996. He was appointed as the deputy director of the general manager’s office in 1997, served as the office director of board of directors of Yankuang Group in 2010 and served as the office director of the committee of board of directors of Yankuang Group in 2002. He was appointed as the secretary of the Party committee and Deputy head of Baodian Coal Mine of the Company in 2004. In March 2014, Mr. Guo was appointed as the secretary of the discipline inspection commission of the Company and served as an employee Supervisor in April 2014. Mr. Guo was appointed as the deputy secretary of the Party committee and the chairman of the trade union of the Company in April 2016, and he was appointed as the employee Director in June 2016. Mr. Guo graduated from the University of Mining and Technology (Beijing). Please refer to page 106 of the Company’s 2015 annual report dated 30 March 2016 for details of the positions in the Company’s subsidiaries held by Mr. Guo.

The Supervisory Committee is pleased to announce that the employees of the Company has nominated and elected Mr. Jiang as an employee Supervisor of the sixth session of the Supervisory Committee through democratic election with effect from 3 June 2016.

The biographical details of Mr. Jiang are as follows:

Mr. Jiang, born in December 1963, a professor-level senior administrative officer and engineer with amaster’s degree, is the employee Supervisor and the secretary of the discipline inspection commission of the Company. Mr. Jiang joined the Company’s predecessor in 1984 and served as the office director of safety supervision bureau of Yankuang Group in 1994 (worked in personnel division of Yankuang Group from November 1996 to September 1997). He served as the vice president of Yankuang Group General Hospital in 1997 (worked in organization department of Yankuang Group from June 1999 to January 2000). He served as the secretary of Party committee and vice director of the railway transportation department of Yankuang Group in 2000. He served as the head and the secretary of Party committee of the railway transportation department in 2004. He was appointed as the general manager assistant of the Company in 2012 and the chairman of the trade union of the Company in March 2014. He was appointed as an employee Director in April 2014. Mr. Jiang was appointed as the secretary of the discipline inspection commission of the Company in April 2016, and he was appointed as the employee Supervisor in June 2016. Mr. Jiang graduated from the Qufu Normal University and the Party School of Shandong Provincial Communist Committee.

Each of Mr. Guo and Mr. Jiang held 10,000 A Shares as at the date of this announcement.

Save as disclosed above, each of Mr. Guo and Mr. Jiang: (i) does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) has no other major appointment or professional qualification; (iv) does not have any other relationship with any Director, senior management or substantial or controlling Shareholder; and (v) does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Guo will enter into a service contract with the Company for a term commencing from the date of his appointment till the expiry of tenure of the sixth session of the Board and Mr. Jiang will enter into a service contract with the Company for a term commencing from the date of his appointment till the expiry of tenure of the sixth session of the Supervisory Committee. The remuneration of Mr. Guo and Mr. Jiang will be determined by Shareholders at the AGM pursuant to the Articles of Association and with reference to recommendations of the remuneration committee of the Board in accordance with its terms of reference, taking into account, among other matters, their duties and responsibilities.

Save for disclosed above, there is no other information regarding Mr. Guo and Mr. Jiang required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules, and the Company is not aware of any other matters that need to be brought to the attention of the Shareholders or the Hong Kong Stock Exchange.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

3 June 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. JiaShaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC